Exhibit 99.1

EXPLANATION OF RESPONSES

1. Represents an award of restricted stock units ("RSUs"). The RSUs vest as to 100% of the shares at the earlier date of: (i) the issuer's 2018 annual meeting of stockholders or (ii) March 24, 2018. Each RSU represents a contingent right to receive one share of the issuer's Class A Common Stock upon settlement for no consideration. Shares of the issuer's Class A Common Stock will be delivered to the reporting person following vesting.

2. The reporting person is a member of the board of managers of Insight Holdings Group, LLC ("Insight Holdings"). Insight Holdings is the sole shareholder of Insight Venture Associates VIII, Ltd., or IVA Ltd. IVA Ltd is the general partner of Insight Venture Associates VIII, L.P., or IVA LP, which is the general partner of Insight Venture Partners VIII, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) VIII, L.P., and Insight Venture Partners VIII (Co-Investors), L.P., or collectively, the Insight VIII Funds.  Insight Holdings is also the sole shareholder of Insight Venture Associates Coinvestment III, Ltd., or IVAC Ltd. IVAC Ltd. is general partner of Insight Venture Associates Coinvestment III, L.P., or IVAC. IVAC is the general partner of Insight Venture Partners Coinvestment Fund III, L.P. and Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., or collectively, the Coinvest III Funds and, together with the Insight VIII Funds, the Insight Funds.

3. Each share of Series B Preferred Stock and Series C Preferred Stock automatically converted into one (1) share of Class B Common Stock immediately prior to the consummation of the issuer's initial public offering for no additional consideration.

4. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, pursuant to the Issuer's Restated Certificate of Incorporation (the "Post-Effective Certificate") that will be effective upon the consummation of the Issuer's initial public offering, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the transfer, whether or not for value, to any transferee who is not a "Permitted Transferee", as defined in the Issuer's Post-Effective Certificate. The shares of Class B Common Stock have no expiration date.

5. Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earliest to occur of the following: (a) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B Common Stock, (b) March 23, 2027, and (c) the date the shares of Class B Common Stock cease to represent at least 10% of all outstanding shares of Common Stock. The shares of Class A Common Stock and Class B Common Stock have no expiration date.

6. All shares of common stock of the issuer indicated as indirectly owned by the reporting person are included herein because the reporting person shares voting and dispositive control of the shares held of record by the Insight Funds as a member of the board of managers of Insight Holdings and has an indirect pecuniary interest in the shares of the issuer held of record by the Insight Funds. The reporting person disclaims beneficial ownership of all shares of common stock of the issuer attributable to the Insight Funds except to the extent of his pecuniary interest therein.

7. The Insight Funds collectively hold the 2,219,089 shares of Series B preferred stock of the issuer reported as indirectly owned by the reporting person.

8. The Insight Funds collectively hold the 1,829,732 shares of Series C preferred stock of the issuer reported as indirectly owned by the reporting person.

9. The Insight Funds collectively hold the 12,870,545 shares of Class B common stock of the issuer reported as indirectly owned by the reporting person.